UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No.    )*

                           Ballantyne of Omaha, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  058516 10 5
                                 (CUSIP Number)

                               December 31, 1997
            (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 Pages

                                  SCHEDULE 13G

CUSIP No. 058516 10 5                                      Page 2 of 10 Pages

1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                ARC International Corporation

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [x]

                                                                (b) [ ]

3       SEC USE ONLY


4       CITIZENSHIP OR PLACE OF ORGANIZATION

                Ontario, Canada

                                5       SOLE VOTING POWER

        NUMBER OF SHARES                       0
         BENEFICIALLY
         OWNED BY EACH          6       SHARED VOTING POWER
           REPORTING                        2,056,411
             PERSON
              WITH              7       SOLE DISPOSITIVE POWER

                                                0

                                8       SHARED DISPOSITION POWER

                                            2,056,411

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,056,411

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             [ ]
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                22.8%

12      TYPE OF REPORTING PERSON*

                CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 058516 10 5                                      Page 3 of 10 Pages

1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                ARC U.S.A. Corporation

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [x]

                                                                (b) [ ]

3       SEC USE ONLY

4       CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

                                5       SOLE VOTING POWER

        NUMBER OF SHARES                        0
          BENEFICIALLY          6       SHARED VOTING POWER
         OWNED BY EACH
           REPORTING                         2,056,411
            PERSON              7       SOLE DISPOSITIVE POWER
             WITH
                                                0

                                8       SHARED DISPOSITIVE POWER

                                             2,056,411

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,056,411

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            [ ]

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                22.8%

12      TYPE OF REPORTING PERSON*

                CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 058516 10 5                                      Page 4 OF 10 Pages

1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Canrad Inc.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]

                                                                        (b) [ ]

3       SEC USE ONLY

4       CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

                                5       SOLE VOTING POWER

        NUMBER OF SHARES                        0
          BENEFICIALLY          6       SHARED VOTING POWER
          OWNED BY EACH
          REPORTING                         2,056,411
           PERSON               7       SOLE DISPOSITIVE POWER
            WITH
                                                0
                                8       SHARED DISPOSITVE POWER

                                            2,056,411

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,056,411

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            [ ]

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                22.8%

12      TYPE OF REPORTING PERSON*

                CO

                     *SEE INSTURCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 058516 10 5                                      Page 5 of 10 Pages

1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Canrad of Delaware Inc.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]

                                                                        (b) [ ]

3       SEC USE ONLY

4       CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

                                5       SOLE VOTING POWER

        NUMBER OF SHARES                    2,056,411
          BENEFICIALLY          6       SHARED VOTING POWER
          OWNED BY EACH
            REPORTING                           0
             PERSON             7       SOLE DISPOSITIVE POWER
              WITH
                                            2,056,411
                                8       SHARED DISPOSITIVE POWER

                                                0

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,056,411

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            [ ]

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                22.8%

12      TYPE OF REPORTING PERSON*

                CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                           Page 6 of 10 Pages

                                  SCHEDULE 13G

        1a.     Name of Issuer:

                Ballantyne of Omaha, Inc.

         b.     Address of Issuer's Principal Executive Offices:

                4350 McKinley Street, Omaha, Nebraska 68112

        2a.     Name of Person Filing:

                ARC International Corporation ("ARC")
                ARC U.S.A. Corporation ("ARC U.S.A.")
                Canrad Inc. ("Canrad")
                Canrad of Delaware Inc. ("CanDel")

         b. Address of Principal Business Office or, if None, Residence: c/o ARC International Corporation, 4000 Chesswood Drive, Downsview, Ontario, Canada M3J 2B9

         c.     Citizenship:

                The information set forth in Item 4 of pages 2 through 5 hereof is hereby incorporated by reference.

         d.     Title of Class of Securities:

                Common Stock

         e.     CUSIP No.:

                058516 10 5

         3. If This Statement Is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing Is a:

                This statement is not filed pursuant to Rule 13d-1 or 13d-2(b) or (c).

                If this statement is filed pursuant to Rule 13d-1(c), check this box [ ]

                                                           Page 7 of 10 Pages

        4.      Ownership.

                The information contained in Items 1 and 5 through 11 of pages 2 through 5 hereof is hereby incorporated by reference. Such information as it relates to beneficial ownership and percent of class is as at December 31, 1997.

                CanDel is the direct beneficial owner of 2,056,411 shares of Common Stock (the "CanDel Shares"). CanDel is a wholly-owned subsidiary of Canrad. Canrad is a wholly-owned subsidiary of ARC U.S.A. ARC U.S.A. is a wholly-owned subsidiary of ARC. As a result of the foregoing relationships, each of Canrad, ARC U.S.A. and ARC may be deemed to share beneficial ownership of the CanDel Shares with CanDel. Each of Canrad, ARC U.S.A. and ARC disclaims beneficial ownership of the CanDel Shares for all other purposes.

                CanDel, Canrad, ARC U.S.A. and ARC may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended.

        5.      Ownership of Five Percent or Less of a Class.

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

        6.      Ownership of More than Five Percent on Behalf of Another
                Person.

                Not applicable.

        7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                Not applicable.

        8.      Identification and Classification of Members of the Group.

                See Exhibit A attached hereto.

        9.      Notice of Dissolution of Group.

                Not applicable.

        10.     Certification.

                Not applicable.

                                                           Page 8 of 10 Pages

                                   SIGNATURE

           After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.




                         ARC International Corporation
                         ARC U.S.A. Corporation
                         Canrad Inc.
                         Canrad of Delaware Inc.




                         /s/ Arnold S. Tenney
                         _____________________
                         Arnold S. Tenney
                         President of ARC International Corporation and Chairman of the Board of ARC U.S.A. Corporation, Canrad Inc. and Canrad of Delaware Inc.
                         February 13, 1998

                                                           Page 9 of 10 Pages


                                   Exhibit A

                The members of the group covered by Item 8 hereof are ARC, ARC U.S.A., Canrad and CanDel. CanDel is a wholly-owned subsidiary of Canrad. Canrad is a wholly-owned subsidiary of ARC U.S.A. ARC U.S.A. is a wholly-owned subsidiary of ARC. ARC is a publicly-traded company whose common shares are listed and traded on the American Stock Exchange.

                                                           Page 10 of 10 Pages


                                   Exhibit B


                      SCHEDULE 13G JOINT FILING AGREEMENT


                In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including all amendments thereto) with respect to the Common Stock of Ballantyne of Omaha, Inc. and further agree that this joint filing agreement be filed as an exhibit to their initial statement on Schedule 13G. In evidence thereof, the undersigned, being duly authorized, hereby execute this joint filing agreement this 13th day of February 1998.




                         ARC International Corporation
                         ARC U.S.A. Corporation
                         Canrad Inc.
                         Canrad of Delaware Inc.




                         /s/ Arnold S. Tenney
                         _____________________
                         Arnold S. Tenney
                         President of ARC International Corporation and Chairman of the Board of ARC U.S.A. Corporation, Canrad Inc. and Canrad of Delaware Inc.
                         February 13, 1998